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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:         May 31, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                    hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                               000-17386
(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR                                      CUSIP NUMBER
                                                                                                              337730-10-5
     For Period Ended: January 31, 1997                                                              -----------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Fischer-Watt Gold Company, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

1621 North 3rd Street, Suite 1000
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Address of Principal Executive Office (Street and Number)

Coeur d'lene, ID 83814
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  [X]   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Registrant is unable to file in a timely manner given the incomplete  status of the audit of the Colombian  subsidiary which prevents the completion of the consolidated audit,  consolidation  accounting,  and related narrative portion of the Form
     10-KSB.

                                                                                                                     SEC 1344 (6/94)
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Michele D. Wood                                 (208)                                  664-6757
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       [ ] Yes  [X] No

         a.  Form 8 K/A due January 5, 1996 has not been filed.

         b.  Form 8 K/A due April 15, 1996 has not been filed.

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                [X] Yes  [ ] No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant  anticipates that a significant change  in results of operations from the corresponding period for the last fiscal year will be reflected in the current earnings statements based on the following:

            1)    The current year reflects twelve months of operations of the Colombian subsidiary compared to four months of operation reported during the prior year.

            2)    The current year reflects twelve months of operations of the U.S. subsidiary compared to zero months of operations reported during the prior year.

            3)    The results of operation for the prior year reported a gain on sale of mineral interests of $1,528,000, and a gain on sale of trading securities of $206,000.

            4)    Selling, general and administrative expenses will increase as a result of the increased levels of activity associated with the two acquisitions in the prior year, as well as, the infusion of working capital via a private placement in March 1996.

             5)   Interest income will increase as a result of the infusion of working capital via private placement in March
                  1996.

             6)   The tax provision will increase as a result of increased levels of activity related to the Colombian acquisition, partly offset by a decrease in the domestic tax provision attributed to the prior year gain on sale of trading securities.

          The quantitative explanations of the anticipated change cannot be made at this time as the consolidated information is not yet available.


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                                                   Fischer-Watt Gold Company, Inc.
                                             ------------------------------------------
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date May 1, 1997                                                             By /s/ Michele D. Wood
                                                                                ----------------------------------------------------
                                                                                Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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